Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Power & Digital Infrastructure Acquisition Corp. (the “Company”) on Form S-1 pursuant to Rule 462(b) under the Securities Act of 1993, as amended, of our report dated January 8, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Power & Digital Infrastructure Acquisition Corp. as of December 31, 2020 and for the period from December 29, 2020 (inception) through December 31, 2020 appearing in the Registration Statement on Form S-1, as filed (File 333-252355), of Power & Digital Infrastructure Acquisition Corp.

/s/ Marcum llp

Marcum llp

New York, NY

February 9, 2021